SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May, 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on May 9, 2007 announcing "ECtel Reports First Quarter 2007 Results".  Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_______________________

Ron Fainaro,
Executive Vice President and

Chief Financial Officer

Dated:  May 13, 2007

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Index to Exhibits

Exhibit No.                   Exhibit

1                                                                         Press Release issued May 9, 2007

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EXHIBIT 1

ECtel Reports First Quarter 2007 Results

ROSH HA'AYIN, Israel, May 9, 2007. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management (TM) (IRM(TM)) solutions, today reported financial results for the first quarter ended March 31, 2007.

First Quarter 2007 Results

Revenues for the first quarter totaled $3.6 million compared to $6.7 million in the first quarter of 2006.  As mentioned in the press release issued April 12, 2007, the revenue level in the quarter was lower than the Company's internal work plan. This follows slower than anticipated orders, mainly from countries within the Former Soviet Union as well as a delay in a large order from a long-standing European customer. In addition, the Company experienced a delay in receiving acceptance for certain customer projects that are part of the Company's backlog as of the end of 2006. The lower revenue level consequently impacted the Company`s operating and net profit.

Non-GAAP operating loss for the first quarter of 2007 reached $3.4 million, compared to a non-GAAP operating income of $359 thousand in the first quarter of 2006. Non-GAAP net loss for the first quarter of 2007 totaled $3.1 million, or a net loss of 19 cents per share, compared with a net profit of $773 thousand or 4 cents per share in the first quarter of 2006.

ECtel's non-GAAP net income differs from results reported under U.S. GAAP. This is due to adjustments made for amortization of acquisition related intangible assets, share-based compensation expenses and expenses relating to repayment of prior funding in the R&D grant programs sponsored by the Israeli Office of the Chief Scientist. The accompanying tables provide a full reconciliation from GAAP to Non-GAAP results.

On a GAAP basis, operating loss for the first quarter of 2007 reached $4.3 million, compared to operating income of $30 thousand in the first quarter of 2006. Net loss for the first quarter of 2007 totaled $4.0 million, or a net loss of 24 cents per share, compared with a net profit of $444 thousand or 2 cents per share in the first quarter of 2006.

Cash, cash equivalents, and marketable bonds and securities as of March 31, 2007 were $36.1 million or $2.14 per diluted share. This is compared to $37.1 million as of December 31, 2006.

Commencing May 1, 2007, Mr. Itzik Weinstein, former Executive Vice President, Professional Services & Operations, was nominated President and Chief Executive Officer, replacing Eitan Naor who will be working with Itzik to facilitate a smooth transition and assumption of responsibilities.

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"We are diligently working to put execution back on track, despite the revenue setback in the quarter, to resume our long-term growth in the coming quarters. We still view the countries of the Former Soviet Union as a major and strategic market for the company," commented Itzik Weinstein, CEO of ECtel.  "During this quarter we announced significant follow-on business with certain existing customers and some wins with new customers."

Mr. Weinstein concluded, "Looking ahead we expect continued interest and demand for our market-leading products and services. We will continue to invest the necessary resources to further enhance our products, while identifying new customers and markets. We are entering the second quarter with a healthy pipeline for our IRM(TM) solutions, both of FraudView® and RAP solutions. We see continued interest in our new releases, RAP 5 and FraudView® 8 and are optimistic about our win-rate with these products."

Conference call

ECtel management will host a teleconference later today at 10:00 am EDT (9:00 am CST, 7:00 am PST, and 5:00 pm Israel time) to discuss its first quarter results.

To participate in the call, please dial one of the following numbers and request ECtel's first quarter 2007 Earnings Results Conference call:

From the United States:            1-888-407-2553

From Israel:                             03-918 0609

From the United Kingdom:         0-800-917-5108

All other international callers:    +972-3-918 0609

A Webcast replay of the earnings call will be available after the call on the Company`s web site at: www.ectel.com

About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to guidance, plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, to successfully materialize business opportunities, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, the Company's market position, product offering, business model, business fundamentals and pipeline, the Company's ability to recognize revenues from orders' backlog, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to guidance and forward-looking statements to reflect events or circumstances following the date hereof or to reflect the occurrence of unanticipated events

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Contacts:

ECtel Ltd. Ron Fainaro Executive Vice President and CFO Tel: +972-3-9002102 Fax: +972-3-9002103 Email: ronf@ectel.com	ECtel Ltd. Dana Rubin MarCom Manager Tel: +972-3-9002656 Fax: +972-3-9002103 Email: ir@ectel.com

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ECtel Ltd.

Consolidated Balance Sheets

$ in thousands

	March 31,	December 31,
	2007	2006
Assets

Current assets

Cash and cash equivalents (including marketable bonds)	17,317	14,411
Short-term investments	9,144	11,441
Receivables:
Trade, net	5,917	8,926
Other	1,001	927
Related parties	315	353
Work in progress	417	353
Inventories	2,381	2,254

Total current assets	36,492	38,665

Long-term marketable securities

	9,626	11,278

Long-term other assets	1,432	1,531

Property, plant and equipment, net

	2,230	2,342

Goodwill	11,322	11,322

Other intangible assets, net	364	386

Total assets	61,466	65,524
Liabilities and Shareholders` Equity

Current liabilities

Trade payables	3,548	4,006
Related parties	6	18
Advances from customers	489	605
Other payables and accrued liabilities	7,628	8,433

Total current liabilities	11,671	13,062

Long-term liabilities
Liability for employee severance benefits	2,079	2,505

Total liabilities	13,750	15,567

Total shareholders` equity, net

47,716	49,957

Total liabilities and shareholders` equity

61,466		65,524

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ECtel Ltd.

Consolidated Statements of Operations - GAAP

$ in thousands except share and per share data

	Three months ended		Three months ended
	March 31,		December 31,
	2007	2006	2006
Revenues	3,551	6,675	7,666
Cost of revenues	2,075	2,581	3,061
Royalties to OCS	-	175	2,141

Gross profit	1,476	3,919	2,464

Research and development costs, net	1,294	988	1,166
Selling and marketing expenses	2,259	2,067	2,717
General and administrative expenses	2,151	673	820
Amortization of acquisition-related intangible assets	23	161	66

Operating (loss) income	(4,251)	30	(2,305)
Financial income (expenses), net	282	414	(173)

(Loss) income before taxes	(3,969)	444	(2,478)

Income tax expenses	-	-	(4)

Net (loss) income	(3,969)	444	(2,482)

Basic (loss) earnings per share	(0.24)	0.02	(0.15)
Diluted (loss) earnings per share	(0.24)	0.02	(0.15)

Weighted average number of shares outstanding used to compute basic (loss) earnings per share	16,649,405	18,183,593	16,364,668
Weighted average number of shares outstanding used to compute diluted (loss) earnings per share	16,649,405	18,835,344	16,364,668

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ECtel Ltd.

Consolidated Statements of Operations - NON-GAAP

$ in thousands except share and per share data

To supplement the consolidated financial results prepared in accordance with GAAP, we include Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share, which are non-GAAP financial measures. These non-GAAP financial measures consist of GAAP financial measures adjusted for amortization of acquisition-related intangible assets, repayment of the OCS prior funding and share-based compensation expenses.

These non-GAAP financial measures exclude the effects of aforesaid elements because we believe these excluded costs are not related to our operating performance and measures. Also, it provides consistent and comparable measures to help investors understand our current and future operating performance that our management uses as a basis for planning and forecasting future periods.

These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies and should not be regarded as a replacement for corresponding GAAP measures.

The following table reconciles Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share to Net Income (Loss), Basic Net Earnings (Loss) Per Share and Diluted Net Earnings (Loss) Per Share, and the line items contributing to such figures, respectively, in each case the most directly comparable GAAP measure, ($ in thousands, except share and per share data).

	Three months ended				Three months ended
	March 31, 2007				December 31, 2006
	GAAP	Adj.		NON-GAAP	GAAP	Adj.		NON-GAAP
Revenues	3,551	-		3,551	7,666	-		7,666
Cost of revenues	2,075	(26)	(*)	2,049	3,061	(21)	(*)	3,040
Royalties to OCS	-	-		-	2,141	(2,141)	(**)	-

Gross profit	1,476	26		1,502	2,464	2,162		4,626

Research and development costs, net	1,294	(6)	(*)	1,288	1,166	(6)	(*)	1,160
Selling and marketing expenses	2,259	(39)	(*)	2,220	2,717	(34)	(*)	2,683
General and administrative expenses	2,151	(774)	(*)	1,377	820	(128)	(*)	692
Amortization of acquisition-related intangible assets	23	(23)		-	66	(66)		-

Operating (loss) income	(4,251)	868		(3,383)	(2,305)	2,396		91
Financial income (expenses), net	282	-		282	(173)	629	(**)	456
Income tax expenses	-	-		-	(4)	-		(4)

Net (loss) income	(3,969)	868		(3,101)	(2,482)	3,025		543
Basic (loss) earnings per share	(0.24)			(0.19)	(0.15)			0.03
Diluted (loss) earnings per share	(0.24)			(0.19)	(0.15)			0.03
Weighted average number of shares outstanding used to compute basic (loss) earnings per share	16,649,405		16,649,405		16,364,668		16,364,668
Weighted average number of shares outstanding used to compute diluted (loss) earnings per share	16,649,405		16,649,405		16,699,626		16,699,626

(*) Share-based compensation expenses

(**) One-time repayment of the prior funding to the Office of Chief Scientist

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ECtel Ltd.

Consolidated Statements of Cash Flows

$ in thousands

Three months ended		Three months ended
March 31,		December 31,
2007	2006	2006

Cash flows from operating activities

Net (loss) income for the period	(3,969)	444	(2,482)

Adjustments to reconcile net (loss) income to
cash (used in) provided by operating activities:

Depreciation and amortization	150	322	212
Accrued severance pay	84	(4)	42
Gain on sale of property, plant and equipment	-	(11)	-
Premium amortization of long-term marketable securities	7	63	9
Decrease (increase) in trade receivables	3,009	682	(1,833)
(Increase) decrease in other receivables	(74)	212	677
Share-based compensation expenses	845	168	189
(Increase) decrease in inventories	(127)	531	66
Increase in work in progress	(64)	-	(133)
Decrease in trade payables	(435)	(530)	(467)
Decrease in advances from customers	(116)	(989)	(140)
Decrease (increase) in related parties, net	26	(1,478)	(335)
(Decrease) increase in other payables and accrued liabilities	(647)	425	2,270
(Decrease) increase in liability for employee severance benefits	(426)	253	(311)

Net cash (used in) provided by operating activities	(1,737)	88	(2,236)

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ECtel Ltd.

Consolidated Statements of Cash Flows (cont'd)

$ in thousands

Three months ended		Three months ended
March 31,		December 31,
2007	2006	2006

Cash flows from investing activities

Investment in short-term investments, net	-	-	4,000
Investment in on property, plant and equipment	(39)	(454)	-
Payments in consideration with acquisition of newly consolidated subsidiaries	(158)	(615)	-
Long-term deposits (funding) withdrawal	15	(40)	20
Proceeds from sale of property, plant and equipment	-	11	-
Proceeds from maturity of long-term marketable securities	3,942	1,504	-
Investment in long-term marketable securities	-	(4,748)	(6,027)

Net cash provided by (used in) investing activities	3,760	(4,342)	(2,007)

Cash flows from financing activities

Repurchase of shares	-	-	(11,233)
Issuance of ordinary shares	883	34	1,054

Net cash provided by (used in) financing activities	883	34	(10,179)

Net increase (decrease) in cash and cash equivalents	2,906	(4,220)	(14,422)

Cash and cash equivalents at beginning of the period	14,411	24,860	28,833

Cash and cash equivalents at end of the period	17,317	20,640	14,411

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